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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

        Enclosures: Invitation to full-year 2002 results presentation, to be held on Thursday, January 23, 2003.

Investor Relations	Novartis International AG
CH-4002 Basel
Switzerland
Karen J Huebscher, PH.D.
Tel +41 61 324 8433
Nafida Bendali
Tel +41 61 324 3514
Sabine Moravi, MBA
Tel + 41 61 324 8989
Silke Zenter
Tel +41 61 324 8612
Francisco Bouzas
Tel +41 61 324 8444
Fax+ 41 61 324 8844
Internet Address:
http://www.novartis.com

Invitation
–Full Year Results 2002–

The Executive Committee of Novartis has great pleasure in inviting you to the presentation of the 2002 results and business developments. The meeting will take place on

Thursday, January 23, 2003
14:00 at the
Messe in Zurich
Wallissellenstr. 49
Zurich, Switzerland

Following the presentation, there will be an opportunity to meet Management over cocktails and a light buffet meal.

Please Note:

Investors will be able to follow the presentation live by a telephone line and on the Internet on January 23, 2003. Internet information will be available on line as from January 15, 2003.

- Full Year Results 2002 webcast and dial-in numbers -

Webcast

        If you wish to follow our Full Year Results presentation as a webcast on the Internet, please use the following link: http://www.novartis.com/investors (available only from January 15, 2003 onwards, for tests).

Dial in

        If you prefer to dial into the conference through a telephone line we also offer the following dial-in numbers. The presentations will be available on the website about 2 hours prior to the start of the event for download.

Time:	Advisable: dial-in 15 minutes before
	2.00 p.m.	Switzerland
	1.00 p.m.	UK
	8.00 a.m.	New York
Dial-in numbers:	+41 91 610 56 00	Europe and ROW
	+800 2467 8700	Toll free Europe, ROW and Japan (for Japan one of the following network providers Japan Telecom, JDC & KDD is required)
	+44 207 866 41 11	UK
	+1 800 860 2442	(Tollfree USA)
	+1 866 519 5086	(Tollfree Canada)
	+1 866 519 5087	(Tollfree Mexico)

Playback for 72 hrs after the call commences

Date:	Thursday, January 23, 2003
Time:	6.00 p.m. (Switzerland)
5.00 p.m. (UK)
12.00 p.m. (New York)
Dial-in numbers:	+41 (0) 848 72 25 00 Europe
+1 877 344 75 29 USA
Code:	539#

- Program -

13:30	Door opening
14:00	Start of conference
Speakers:
D. Vasella	Introduction
T. Ebeling	Pharmaceuticals
D. Epstein	Oncology
P. Choffat	Consumer Health
C. Seiwald	Generics
R. Breu	Finance
D. Vasella	Outlook
Q&A

Followed by cocktails and a light buffet meal

—Reply form—

☐    I will attend the Zurich Presentation on January 23, 2003

☐    I will follow the presentation on the Internet

☐    I will follow the presentation by telephone conference

First name
Last name
Company
Address
Fax

E-mail

Please send your response by mail or fax no later than January 20, 2003 to:

         Novartis International AG
Susanne Lüdi
Lichtstrasse 35
CH-4002 Basel
Fax # +41 61 324 84 44
E-mail: susanne.luedi@group.novartis.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG
Date: January 14, 2003	By:	/s/ MALCOLM B. CHEETHAM Name: Malcolm B. Cheetham Title: Head Group Financial Reporting and Accounting

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SIGNATURES